UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

JetPay Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913384103

(CUSIP Number of Class of Securities)

 Gene M. Valentino

316 South Baylen Street, Suite 590, Pensacola, Florida 32502

850-858-3311

Copy to:

Charles D. Vaughn

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW

Suite 1700

Atlanta, GA 30363

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913384103

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Gene M. Valentino
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
		7.	SOLE VOTING POWER

	NUMBER OF		2,184,530(1)
	SHARES	8.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		848(2)
	PERSON	9.	SOLE DISPOSITIVE POWER
WITH
2,184,530(1)
		10.	SHARED DISPOSITIVE POWER

848(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,485,378(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.84%(3)
14.	TYPE OF REPORTING PERSON

IN

(1)	Mr. Valentino’s aggregate beneficial ownership of shares (“shares”) of common stock, par value $0.001 (“common stock”), of JetPay Corporation, a Delaware corporation (“JetPay”), reflected in row 11 includes (a) 2,184,530 shares he owns directly (466,696 of which are in escrow for indemnification purposes related to the merger described in Item 4 of this Schedule 13D (the “Merger”)); (b) 848 shares his wife owns directly (181 of which are similarly in escrow); and (c) 300,000 shares that Mr. Valentino and two other persons who were executive officers of CollectorSolutions, Inc. (“CSI”) at the time of the Merger have the right to purchase (but have not purchased) from JetPay within one year after the closing of the Merger. The number of shares listed in row 7 (sole voting power) and in row 9 (shared dispositive power) does not include the shares described in clauses (b) and (c). The number of shares listed in row 11 is composed of all of the shares described in clauses (a), (b) and (c). Mr. Valentino disclaims beneficial ownership of all shares owned by his wife.

(2)	The number of shares listed in row 8 (shared voting power) and in row 10 (shared dispositive power) is composed of only the shares that his wife owns personally. Mr. Valentino disclaims beneficial ownership of all shares owned by his wife.
(3)	The calculation of the foregoing percentage is based on a numerator of 2,485,378 as reflected in row 11 and a denominator of 17,960,027 outstanding shares, with that number being the sum of (x) 14,410,027 shares outstanding as of May 11, 2016 as reported in JetPay’s most recent Quarterly Report on Form 10-Q filed with the SEC on May 13, 2016 plus (y) a total of 3,250,000 shares of common stock issued on June 2, 2016 in the Merger, which total is composed of (i) 2,162,500 shares issued directly to the former shareholders of CSI; plus (ii) 587,500 shares placed in escrow as partial security for the indemnification obligations of the former shareholders of CSI, plus (iii) 500,000 shares (“Earn-Out Shares”) placed in escrow pursuant to the terms of the Merger that may be released to the former shareholders of CSI or forfeited depending on whether certain earn-out conditions are met in the future, plus (z) 300,000 shares that may be purchased within one year after the closing of the Merger as described in Note (1) above, which for purposes of this calculation assumes that all 300,000 shares are purchased by Mr. Valentino. The numerator used in this calculation excludes the 500,000 Earn-Out Shares because none of those Earn-Out Shares can be voted or disposed of by the former CSI shareholders (including Mr. Valentino) unless and until those Earn-Out Shares are released from escrow. If the earn-out conditions are met in full, Mr. Valentino will be entitled to a total of 397,181 Earn-Out Shares, and his wife will be entitled to a total of 155 Earn-Out Shares.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock of the issuer, which is JetPay Corporation (“JetPay”), whose office address is 1175 Lancaster Avenue, Suite 200, Berwyn, PA 19312.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The reporting person’s name is Gene M. Valentino.

(b)	Mr. Valentino’s business address is 316 South Baylen Street, Suite 590, Pensacola, Florida 32502.

(c)          Until June 2, 2016, Mr. Valentino’s principal occupation was serving as the Chief Executive Officer and Chairman of the Board of Directors of CollectorSolutions, Inc. (“CSI”), which was acquired by JetPay via the Merger on that date. Mr. Valentino resigned from those positions on June 2, 2016 and is not an officer or director of JetPay.

(d)          During the last five years, Mr. Valentino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, Mr. Valentino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Valentino is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Valentino received the shares of JetPay common stock described in Note (1) to the cover page in connection with the closing of the Agreement and Plan of Merger dated as of February 22, 2016 (the “Merger Agreement”), by and among JetPay, CSI Acquisition Sub One, LLC, a wholly-owned subsidiary of JetPay (“Merger Sub One”), CSI Acquisition Sub Two, LLC, a wholly-owned subsidiary of Merger Sub One (“Merger Sub Two”), CSI, and Mr. Valentino, as representative of the shareholders of CSI and related matters, which agreement was disclosed in and filed as an exhibit to JetPay’s Current Report on Form 8-K dated February 22, 2016, which was filed with the SEC on February 24, 2016. In consideration of the issuance of JetPay shares to him, Mr. Valentino delivered to JetPay for cancellation all of his shares of CSI’s common stock, as did Mr. Valentino’s wife.

Specifically, under the terms of the Merger Agreement, Mr. Valentino received, in exchange for all of the 149,304 shares of CSI common stock that he owned before the Merger, (a) 2,184,530 JetPay shares (466,696 of which are in escrow for indemnification purposes), and (b) 397,181 Earn-Out Shares (as defined in Note (3) to the cover page) that were placed in escrow, which shares may be released to him or forfeited depending on whether certain earn-out conditions are met in the future. Mr. Valentino’s wife received, in exchange for all of the 58 shares of CSI common stock that she owned before the Merger, (a) 848 JetPay shares (181 of which are in escrow for indemnification purposes), and (b) 155 Earn-Out Shares. Mr. Valentino disclaims beneficial ownership of all shares owned by his wife.

The foregoing description of certain of the terms of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

General

On June 2, 2016, JetPay completed its previously announced acquisition of CSI pursuant to the terms of the Merger Agreement. CSI first merged with and into Merger Sub Two, with Merger Sub Two surviving the merger as the indirect, wholly-owned subsidiary of JetPay. Merger Sub Two then merged with and into Merger Sub One, with Merger Sub One surviving the merger as CollectorSolutions, LLC, the direct, wholly-owned subsidiary of JetPay.

CSI was, and CollectorSolutions, LLC is, a company that accepts and processes credit and debit card, e-check and check payments and bill present and e-payables services in the United States, with an emphasis on serving government, utility and non-for profit entities.

Consideration

Pursuant to the terms of the Merger Agreement, JetPay issued 3,250,000 shares of common stock to the shareholders of CSI and assumed up to $1.5 million of CSI’s indebtedness.

Of the 3,250,000 shares of common stock issued at the closing of the Merger, (i) 587,500 shares were placed in escrow as partial security for the indemnification obligations of the former shareholders of CSI and (ii) 500,000 shares were placed in escrow and will be released to the former shareholders of CSI or forfeited based upon CollectorSolutions, LLC achieving certain gross profit performance targets in 2016 and 2017 as set forth in the Merger Agreement.

Pursuant to the Merger Agreement, CSI’s former shareholders may also be entitled to receive warrants to purchase up to 500,000 additional shares of Common Stock, each with a strike price of $4.00 per share and a 10-year term from its date of issuance, based upon CollectorSolutions, LLC achieving certain gross profit performance targets in 2018 and 2019 as set forth in the Merger Agreement.

The foregoing description of certain of the terms of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) and (d) The information contained on the cover page to this Schedule 13D, including the Notes thereto, and the information set forth or incorporated in Items 2, 3 and 4 hereof are incorporated herein by reference.

(c) Except as part of the Merger and the transactions contemplated by the Merger Agreement, as described in Items 3 and 4 of this Schedule 13D, Mr. Valentino has not effected any transaction in shares of JetPay common stock during the past 60 days.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Until June 2, 2016, Mr. Valentino served as the Chief Executive Officer and Chairman of the Board of Directors of CSI, which was acquired by JetPay via the Merger on that date. Mr. Valentino resigned from those positions on June 2, 2016 and is not an officer or director of JetPay.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number	Description

Exhibit 1	Agreement and Plan of Merger dated as of February 22, 2016, by and among JetPay Corporation, CSI Acquisition Sub One, LLC, a wholly-owned subsidiary of JetPay, CSI Acquisition Sub Two, LLC, a wholly-owned subsidiary of CSI Acquisition Sub One, LLC, CollectorSolutions, Inc., and Gene M. Valentino, as representative of the shareholders of CollectorSolutions, Inc. and related matters (incorporated by reference to Appendix A to JetPay Corporation’s definitive proxy statement filed with the SEC on April 20, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2016

/s/ Gene M. Valentino
Gene M. Valentino